Proskauer Rose LLP One International Place Boston, MA 02110-2600

David T. Jones Partner d +1.617.526.9751 f 617.526.9899 djones@proskauer.com www.proskauer.com

February 24, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Brian Soares
Mr. Nicholas Panos

Re:	Boundless Bio, Inc.
Schedule 13D Filed by ARCH Venture Fund IX, L.P. et al. Filed October 29, 2024 File No. 005-94492

Ladies and Gentlemen:

On behalf of our client ARCH Venture Fund IX, L.P. and affiliated filers (the “Reporting Persons”), we are submitting this letter in response to the comment of the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated January 23, 2025 (the “Comment Letter”), with respect to the above-referenced Schedule 13D (the “Schedule 13D”).

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by our responses on behalf of the Reporting Persons.

Schedule 13D Filed October 29, 2024

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was April 2, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the April 2, 2024 event date, the Schedule 13D submitted on October 29, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response:

ARCH Venture Partners (“ARCH”) is a venture capital firm that makes seed and early-stage investments primarily in biotechnology companies. ARCH has raised a series of venture capital funds since its inception in 1986.

Boundless Bio, Inc. (“Boundless”) is a company ARCH helped co-found in 2018, and ARCH venture capital funds participated in a series of private capital raises conducted by Boundless. The last private raise took place on April 5, 2023, when ARCH, through three ARCH funds, participated in a Series C convertible preferred stock (the “Series C Preferred Stock”) round. ARCH invested $10 million of this $87 million round to maintain its aggregate percentage ownership level of Boundless. The Series C Preferred Stock was convertible into shares of common stock of Boundless at the election of ARCH at any time, and accordingly, ARCH was deemed to have acquired and beneficially owned the shares of common stock underlying the Series C Preferred Stock at the time it acquired the Series C Preferred Stock pursuant to Rule 13d-1(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On April 2, 2024, just under one year after the Series C Preferred Stock round, Boundless completed its initial public offering (“IPO”). ARCH participated in the IPO through ARCH funds by purchasing 200,000 shares of Boundless common stock from the underwriters at a price of $16 per share. After giving effect to the purchases of shares of common stock in the IPO and the conversion of the shares of Series C Preferred Stock into shares of Boundless common stock in connection with the IPO, ARCH beneficially owned more than 5% of the outstanding shares of Boundless common stock. However, under Section 13(d)(6)(B) of Exchange Act, an initial Schedule 13D filing would not be required if all acquisitions of beneficial ownership of the shares during the preceding 12 months do not exceed 2% of the outstanding shares. Although ARCH acquired beneficial ownership of the shares underlying the Series C Preferred Stock in April of 2023, it incorrectly concluded this purchase was outside the 12-month period for purposes of Section 13(d)(6)(B) due to a clerical error.

Historically, ARCH works closely with management of the companies in which it invests to make any required Section 13(d) or (g) and/or Section 16 filings timely. In this case, ARCH did make its Form 3 and Form 4 filings required pursuant to Section 16(a) of the Exchange Act in a timely manner at the time of the IPO. However, it failed to recognize that, when aggregating the shares underlying the Series C Preferred Stock with the IPO purchase, it had in fact purchased more than 2% of the outstanding shares of Boundless in a 12-month period. While reviewing internal support documentation to analyze possible filing obligations, due to a clerical error ARCH personnel transposed the dates (April 5and April 2) of the April 5, 2023 and April 2, 2024 transactions. This resulted in the incorrect conclusion that more than 12 months had passed between the Series C Preferred Stock transaction and the date of the IPO. When only looking at the purchases made in the IPO on April 2, 2024, the purchase by ARCH represented less than 2% of the outstanding shares of Boundless, meaning ARCH would not have had a Schedule 13D filing obligation based solely on the IPO. Given that ARCH beneficially owned more than 5% of Boundless, it began to prepare for the initial quarterly 13G deadline of November 14, 2024 (45 days after September 30, 2024, the end of the calendar quarter) for its various holdings, and planned to file a Schedule 13G reporting the ownership of shares of Boundless common stock pursuant to Rule 13d-1(d) under the Exchange Act before this deadline. It was at this time that ARCH recognized the clerical error with respect to the dates of the transactions. Immediately thereafter, ARCH notified Boundless of the impending filing, and promptly prepared and filed a Schedule 13D with the SEC.

ARCH’s holdings had previously been disclosed in Boundless’ Registration Statement on Form S-1 filed with the SEC on March 21, 2024 (File No. 333-277696) and the prospectus included therein in both the “Certain Relationships andRelated Person Transactions” section and the “Principal Stockholders” section, which were subject to the review and approval of Boundless’ management and counsel. ARCH’s holdings were also correctly reported in the Form 3s and Form 4s filed by ARCH and its affiliates at the time of the IPO, which were also reviewed by Boundless management and counsel. ARCH has continued to own all of the shares reported on its Form 3s and Form 4s at the time of the IPO, and has not acquired any additional shares since the IPO. None of ARCH or any ARCH Fund purchased shares of Boundless on the open market or without the Company’s knowledge. As a result of the identification of the clerical error that led to the late filing of the Schedule 13D, ARCH has adopted additional controls to seek to prevent the recurrence of similar errors in the future, including requiring a second level of review by internal compliance staff at the time of any initial public offering by any of ARCH’s portfolio company investments.

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If you have any questions concerning this letter, please call the undersigned at (617) 526-9751.

Sincerely,

/s/ David T. Jones
David T. Jones of PROSKAUER ROSE LLP